

Mail Stop 3561

February 5, 2016

Via E-mail
Mr. Chee Jiong Ng
Chief Financial Officer
China Xiniya Fashion Limited
2nd Floor
90 An Ling Er Road
Xiamen City, Fujian Province 361010

> **Re: China Xiniya Fashion Limited**
> **Form 20-F for the Year Ended December 31, 2014**
> **Response dated January 15, 2016**
> **File No. 1-34958**

Dear Mr. Ng:

We have reviewed your response letter dated January 15th, 2016 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 9th, 2015 letter.

Form 20-F for the Year Ended December 31, 2014
Consolidated Financial Statements
Note 12. Inventories, page F-19

1. We have reviewed your responses to comments 1 and 3 and note the following:

    - at the time you initiated your inventory buyback program during 2014, you were not experiencing any credit or collection issues with the distributors subject to the buyback program;
    - prior to the inventory buyback program, you did not have any customer incentive programs or concession agreements other than your incentive rebate program and your buyback of inventories was done primarily to further strengthen relationships with your distributors;

- you did not previously have a policy of accepting sales returns from your distributors and thus no sales return provision was originally recorded pursuant to paragraph 17 of IAS 18 related to your 2011, 2012 and 2013 sales; and,
- you began recording a sales return provision in 2014 upon a change in your sales return policy as a result of competitive market conditions in China.

Based on the information provided in your response, it appears the inventory buyback program you began in 2014 represents a 2014 change in accounting estimate of your sales return provisions related to your 2011, 2012 and 2013 sales pursuant to paragraph 59 of IAS 37. Furthermore, we believe that both your sales and costs of sales amounts for 2014 should be adjusted to properly reflect this change in estimate. Please revise your financial statements and related disclosures accordingly. See also paragraphs 32 through 40 of IAS 8 and Example 4 to IAS 37.

2. We have reviewed your response to our prior comment 2 in which you explain your basis for accounting for the resale of your buyback inventory on a net basis. Since the inventory that was reacquired during 2014 and subsequently resold is similar to the inventory you sell in the normal course of your operations, we believe the subsequent resale should be accounted for in the same manner as your other sales. Please revise your financial statements and related disclosures accordingly to reflect the resold inventory.

You may contact Linda Cvrkel at (202) 551-3813 or me at (202) 551-3769 with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining